VIA EDGAR

January 17, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Mast and Frank Wyman

Division of Corporation Finance

Office of Healthcare and Insurance

RE:	Horizon Pharma plc

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 28, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 7, 2018

File No. 001-35238

Dear Ms. Mast and Mr. Wyman,

Horizon Pharma Public Limited Company (the “Company”, “we”, “our”) sets forth below its responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as sent by you on December 18, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (“2017 Form 10-K”), as filed on February 28, 2018, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, as filed on November 7, 2018.   To facilitate your review, we have included in bold italics below the Staff’s comments as sent by you on December 18, 2018.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 45

1.	Please provide us the following information, regarding your presentation of non-GAAP financial measures.

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Describe the nature and purpose of the following non-GAAP adjustments and explain the factors that you considered in excluding them from the non-GAAP financial measures: re-measurement of royalties for medicines acquired through business combinations, drug substance harmonization costs, upfront and milestone payments related to license agreements, accretion of royalty liabilities and royalties for medicines acquired through business combinations.

Response

Background

Our purpose in presenting non-GAAP financial measures is to provide supplemental information that our board of directors and management use in their decision-making about our business and that investors and analysts generally request.   We believe that this provides greater transparency for investors to view our business through the eyes of our board of directors and management and, when considered together with our GAAP results, can enhance an overall understanding of our financial and operating performance.

We maintain an established non-GAAP financial reporting policy that guides the determination of what adjustments will be made to our GAAP results when deriving and reporting our non-GAAP financial measures.   Our non-GAAP financial reporting policy operates within our internal control structure under the supervision of our chief executive officer and myself.   We consider many factors when determining whether there should be any adjustments in our non-GAAP financial measures.   Examples of such items we consider are:

•	If they are significant, infrequent or unusual;

•	If they relate to acquisitions;

•	If they are non-cash items;

•	If they are excluded for internal reporting purposes; and/or

•	If they are excluded from management performance measures under certain incentive compensation arrangements.

Contingent Royalties

Our accrued contingent royalty liabilities consist of contingent third-party royalty obligations that we assume when we acquire the rights to medicines and account for these acquisitions as business combinations pursuant to ASC 805.   At the time of each such acquisition, we assign a fair value to the contingent liability for royalties separately from the related developed technology intangible assets, which are valued as if they are royalty-free licenses.   The contingent royalty liabilities are calculated based on estimated future royalties utilizing the income approach under the discounted cash flow method.

The estimated liability for contingent royalties is increased or decreased subsequent to the acquisition to reflect changes in anticipated royalty payments discounted at the original discount rate.   On a quarterly basis, we evaluate the carrying amount of the liability and we remeasure, or adjust, the liability when anticipated royalty payments materially change.   Any remeasurements of the contingent royalty liabilities are recorded as an increase in or reduction to cost of goods sold during the period.   In addition, accretion expense on the contingent royalty liability is recorded in cost of goods sold.

When we prepare our non-GAAP financial measures, we exclude the impact of certain acquisition-related items.   In addition to excluding the amortization of the intangible assets, we exclude the ongoing impacts of acquisition-related contingent royalty liabilities.   We do this by excluding the impact of any remeasurement of contingent royalty liabilities and the royalty accretion expense as described above.   However, since we recorded a liability for contingent royalties in purchase accounting, when we exclude the remeasurement and royalty accretion expense, our non-GAAP financial measures would not include any impact of the royalties we are obligated to pay based on our current period net sales.   Therefore, we also add back in our non-GAAP financial measures the actual royalty amount incurred based on the periods’ net sales for each of our medicines acquired through business combinations.

Some of the factors we considered in determining that the ongoing impact of the acquisition-related contingent royalty liabilities were appropriate for exclusion, and the related royalties actually incurred in each period were appropriate for inclusion, in our non-GAAP financial measures are as follows:

•	Our adjustments exclude the ongoing impact of the acquisition-related contingent royalty accounting model;

•	We instead include the amount incurred based on the periods’ net sales for each of our medicines acquired through business combinations;

•	This is consistent with how we report royalties for internal reporting purposes; and

•	This is consistent with how we treat royalties for management performance measures under certain incentive compensation arrangements.

Drug Substance Harmonization Costs

During the quarter ended June 30, 2016, we entered into a definitive agreement to acquire certain rights to interferon gamma-1b, marketed as IMUKIN in an estimated thirty countries primarily in Europe and the Middle East (the “IMUKIN purchase agreement”).    We already owned the rights to interferon gamma-1b marketed as ACTIMMUNE in the United States, Canada and Japan.   In connection with the IMUKIN purchase agreement, we also committed to pay our contract manufacturer certain amounts related to the harmonization of the manufacturing processes for ACTIMMUNE and IMUKIN drug substance (the “harmonization program”).   At the time we entered into the IMUKIN purchase agreement and the harmonization program commitment was made, we had anticipated achieving certain benefits should the Phase 3 clinical trial evaluating ACTIMMUNE for the treatment of Friedreich’s ataxia (“FA”) be successful.   If the study had been successful and if U.S. marketing approval had subsequently been obtained, we had forecasted significant increases in demand for the medicine and the harmonization program would have resulted in significant benefits for us.   In December 2016, we announced topline results from the study, and, based on the trial results, we decided to discontinue the FA development program.   Following the discontinuation of the program, we determined that certain assets, including an upfront payment related to the IMUKIN purchase agreement, were impaired, and the costs under the harmonization program would no longer have benefit to us and should be expensed as incurred.

Some of the factors we considered in determining that the harmonization program costs were appropriate for exclusion from our non-GAAP financial measures include:

•	They are acquisition-related;

•	They no longer have benefit to us;

•	They are excluded for internal reporting purposes; and

•	They are excluded from management performance measures under certain incentive compensation arrangements.

Upfront and Milestone Payments Related to License Agreements

We exclude upfront and milestone payments related to acquisition-related license agreements from our non-GAAP financial measures as we do not consider them to be normal operating expenses due to their nature, variability of amounts and lack of predictability as to occurrence and/or timing.   By excluding them, we provide investors with a more complete understanding of our historical operating results related to our fundamental business operations.   Due to the uncertain nature of certain of these arrangements, particularly those relating to the licensing of in-process development asset rights, the consideration structures for these arrangements generally require us to make upfront cash payments, with additional potential future milestone and royalty payments contingent on the satisfaction of certain milestones and thresholds.   These payments are typically linked to the achievement of development milestones and sales thresholds, and thus, the timing is largely unpredictable, if achieved at all.   As such, we believe that excluding upfront and milestone payments related to acquisition-related license agreements from our non-GAAP financial measures enhances investors’ understanding of our operations and facilitates comparisons between periods with respect to our financial performance.

Some of the factors we considered in determining that these amounts are appropriate for exclusion include:

•	They are acquisition-related;

•	They are significant and unpredictable;

•	They are excluded for internal reporting purposes; and

•	They are excluded from management performance measures under certain incentive compensation arrangements.

1.	Please provide us the following information, regarding your presentation of non-GAAP financial measures.

•

Explain why most of the explanatory notes to the non-GAAP presentation on pages 21-22 of your Form 8-K dated November 7, 2018 were omitted from the corresponding presentations in your Form 10-K for 2017 and Forms 10-Q for 2018.

Response

We omitted certain explanatory notes from the non-GAAP presentation in our Form 10-K and Forms 10-Q because we believe the reader has more information relating to our non-GAAP adjustments due to the greater amount of financial disclosures in these filings than in our Forms 8-K.   For example, in our Form 8-K we included a footnote to disclose that intangible amortization expenses are associated with the Company’s intellectual property rights, developed technology and customer relationships related to ACTIMMUNE, BUPHENYL, KRYSTEXXA, LODOTRA, MIGERGOT, PENNSAID 2%, PROCYSBI, RAVICTI, RAYOS and VIMOVO.   While this information is not available elsewhere in our Form 8-K, we note that a reader could derive the same information from Note 8 of the Notes to consolidated financial statements, included in Item 15 of our Form 10-K.

However, we acknowledge the Staff’s comment and, in order to further improve our disclosures, we will include the explanatory notes to the non-GAAP presentation in our Form 8-K in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in future applicable filings.

Please advise us if we can provide any further information or assistance to facilitate your review.   Please direct any further comments or questions regarding this response letter to me at 224-383-3263 or via email at phoelscher@horizonpharma.com.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

cc: Timothy P. Walbert

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